UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Board Composition

ZTO Express (Cayman) Inc. (“ZTO” or the “Company”) announced that the board of directors of the Company (the “Board”) has appointed Ms. Di Xu as a director of the Company, effective April 25, 2025. Mr. Xudong Chen has tendered his resignation as a director of the Company, effective April 25, 2025. Mr. Chen’s resignation was not due to any disagreement with the Company.

Ms. Di Xu has been working at Alibaba Group Holding Limited (NYSE: BABA and HKEx: 9988 (HKD counter) and 89988 (RMB counter)) since 2017, and is currently serving as an investment director at Alibaba Group. Ms. Xu has also served as a non-executive director at Huitongda Network Co., Ltd. (HKEx: 9878) since February 2025 and Red Star Macalline Group Corporation Ltd. (HKEx: 1528 and Shanghai Stock Exchange: 601828) since August 2023. Prior to joining Alibaba Group, Ms. Xu served as an associate director of investment at CICC ALPHA (Beijing) Investment Fund Management Co., Ltd. from 2015 to 2017. From 2011 to 2013, she served as an investment analyst at International Financial Corporation. From 2010 to 2011, Ms. Xu worked as a research analyst at China International Capital Corporation Limited (HKEx: 3908 and Shanghai Stock Exchange: 601995). Ms. Xu obtained her bachelor’s degree in finance from Peking University in July 2009 and her master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2015.

Exhibit Index

Exhibit 99.1 – Announcement—Change of Non-executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: April 25, 2025